

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

<u>Via Facsimile</u>
Mr. Qiang Wu
Chief Executive Officer
Galaxy Strategy & Communications Inc.
Unit 202, 2/F Malaysia Building
50 Gloucester Road
Wanchai, Hong Kong

> **Re: Galaxy Strategy & Communications Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed May 4, 2012**
> **File No. 000-53973**

Dear Mr. Wu

    We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2011</u>

<u>Item 8. Financial Information</u>

<u>Report of Independent Registered Public Accounting Firm, page 1</u>

1.   We note that the audit report refers the consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows "for each of the years in the year ended December 31, 2011." However the corresponding financial statements included in your Form 20-F include the <u>three</u> years ended December 31, 2011. Please obtain and amend your Form 20-F to include an audit report that covers the periods presented in your financial statements.

Statements of Financial Position, page 7

2.   Please provide your basis for including this separate statement of financial position which differs from the consolidated statements of financial position provided on page 2. Include the specific authoritative accounting reference to support your presentation.

Exhibit 12.1

3.   We note that your certification was signed only by your Principal Executive Officer. Please amend your annual report to include a separate certification for each Principal Executive Officer and Principal Financial Officer as outlined in the Instructions as to Exhibits in Form 20-F. If your Principal Executive Officer is also acting as your Principal Financial Officer, you may include one certification but you should include both of the certifying individual's titles at the end of the certification.

Item 15. Controls and Procedures

Management's report on internal control over financial reporting, page 29

4.   We note that you did not include a report of management's assessment regarding internal control over financial reporting. Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

        If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

        In performing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ▪   the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
        ▪   http://sec.gov/rules/interp/2007/33-8810.pdf; and

        ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

5.	In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief

cc: Via Facsimile (917) 332-3725
	Brad Schiffman, Esq
	Blank Rome LLP